SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature)
Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: March 22, 2004

List of materials

Documents attached hereto:

i)	A press release describing the progress of Sony’s restructuring for the fiscal year ending March 31, 2004.

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001 Japan

News & Information

No: 04-013E

March 22, 2004

Restructuring Progress for the Fiscal Year ending March 31, 2004

Progress for the fiscal year ending March 31, 2004 of Transformation 60, Sony’s fundamental, Group-wide reform plan announced on October 28, 2003, is expected to exceed initial projections.

The amount of restructuring expense we expect to incur for the fiscal year ending March 31, 2004 is ¥175 billion, an increase of ¥25 billion compared to the ¥150 billion announced at the third quarter earnings release on January 28, 2004.

The primary reason for the increase in expense is the acceleration of headcount optimization, through the early retirement program and other means, at Sony Group companies in Japan.

The progress of restructuring is as follows:

Projected Restructuring Expense for the fiscal year ending March 31, 2004:

¥175 billion    (projection as of the end of January 2004: ¥150 billion)

Optimization of Group Headcount in Japan:

Total three year reduction (for the fiscal years ending March 31, 2004, 2005, and 2006):

7,000 people (no change from October 2003 announcement)

Fiscal year ending March 31, 2004 reduction: 5,000 people

No change has been made to the three year, total projected restructuring expense of ¥335 billion.

Inquiries:	Sony Corporation	Corporate Communications	Tel: +81-3-5448-2200